ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

NOVONIX Announces Participation in April Investor Events

BRISBANE, Australia, April 10, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX”), a leading battery materials and technology company, today announced that members of the executive team are scheduled to participate in the following upcoming investor events in April 2024:

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NOVONIX’s Annual General Meeting will be held in Brisbane, Australia on April 17th, details for participation can be found at the designated AGM webpage;
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Dr. Chris Burns, CEO of NOVONIX, will provide prepared remarks in a business update webcast for the quarter-ended March 31st, 2024. The webcast link and presentation materials will be available Wednesday, April 17th at 8:30 am AEST or Tuesday, April 16th at 6:30 pm EDT;
•
Maxim Group is hosting their International Mining Collaboration: The World Needs More Mining & Processing virtual conference on April 23rd with NOVONIX participating at 11:30 am EDT; and
•
Janney Montgomery Scott Virtual CEO Fireside Chat, April 24th at 1:00 pm EDT.

Presentation materials and available webcast links will be available prior to each event at the NOVONIX investor relations website.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, strategic partnerships, and as a leading North American supplier of battery-grade synthetic graphite,

NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Valerie Malone, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA